EXHIBIT 10.4

April 30, 2014

David Peter Shalders
51 Lime Street
London EC3M 7DQ

Dear David;
In consideration for your continued employment by Willis Limited, your Contract of Employment, dated September 3, 2013 (your ‘Contract of Employment’), is amended by deleting Section 19 and replacing it in entirety with the fo1lowing paragraphs:
If your employment is terminated by the Company without Cause (and other than by reason of death or Permanent Disability) or by you for Good Reason, then you shall be entitled to:
a.continued payment of your base salary during the 12 month period following the termination date (the ‘Severance Period’) payable in accordance with normal payroll practices, beginning on the first payroll date on or after the 60th day follow1ng the termination date; provided that, in the event such termination occurs within 24 months following a Change in Control, such payment shall equal two times your base annual salary and shall be made in a cash lump sum on the first business day on or after the 60th day following the termination date; provided further that, such amount shall be reduced by any salary paid to you between the date the Company provides you with notice of termination and your termination date;
b.payment of an amount equal to one times your’ target award under the annual incentive plan of Willis Group Holdings Public Limited Company (‘Willis’) applicable at the time of your termination (your ‘Target AIP’), payable in equal instalments during the Severance Period in accordance with normal payroll practices, beginning on the first payroll date on or after the 60th day following the termination date; provided that, in the event such termination occurs within 24 months following a Change in Control, such payment shall equal two times your Target AIP and shall be made in a cash lump sum on the first business day on or after the 60th day following the termination date;
c.payment of a pro-rated award under Willis’ annual incentive plan applicable for the fiscal year in which the termination date occurs equal to the award you are entitled based on actual performance for such year, multiplied by a fraction, the numerator of which is the number of days in the fiscal year of your termination prior to the termination date, and the denominator of which is 365, payable at the time as such awards are paid generally to participants for the applicable year; provided that, in the event such termination occurs within 24 months following a Change in Control, such prorated award shall be determined based upon the Target AlP rather than actual results;
d.continued participation for you and your spouse and then covered dependents in the applicable group medical plan of the Company, if any, in which you and your eligible spouse and dependents participate as of the date of termination in accordance with the terms of such plan in effect from time to time for officers of the Company generally and so long as such continued participation is permissible under applicable law and does not result in any penalty or additional tax (other than taxes applicable to the payment of wages) upon you or the Company or, in lieu of such continued coverage and solely in order to avoid any such penalty or additional tax, monthly payments equal to the excess of the full premium rate (or equivalent rate) under such group medical plan over the amount payable generally by officers of the Company, in each case until the earlier of (x) 12 months following the termination date or (y) the date that you (or any eligible spouse or dependent but only as to the eligibility of such spouse or dependent) obtains new employment that offers group medical coverage;
e.for purposes of determining the achievement of any employment or service-based vesting requirements applicable to any outstanding stock options, restricted stock units or other long term incentive awards, you shall be treated as having an additional 12 months of employment or service as of the date of termination; provided that, in the event such termination without Cause or for Good Reason occurs within 24 months following a Change in Control, all employment or service-based vesting requirements in such awards shall be waived as of the date of termination; and
f.each stock option granted to you which is vested (or deemed vested in accordance with this Section 19) on your termination date will remain exercisable until the earlier of (x) one year following the date of such termination without Cause or for Good Reason (or, if later, the post-termination expiration date specified in the option) and (y) the normal expiration date of such stock option that would have applied if your employment with the Company had continued.
Any and all amounts payable pursuant to this Section 19 will only be payable if you deliver to the Company and does not revoke a general release in a form reasonably acceptable to the Company within 30 days following the termination date. Except as may be required by applicable law, you will not be entitled to severance pay of any type following your employment termination for any other reason or pursuant to any severance policy of Willis or its affiliates.
For the avoidance of doubt, you acknowledge and agree that the above payments include any amount which may be due to you in damages for any breach by the Company of any notice provision pertaining to your employment.
“Cause” means (i) your gross and/ or chronic neglect of your duties, (ii) your conviction in a Court or Tribunal of competent jurisdiction of an offence involving moral turpitude, (iii) dishonesty, embezzlement, fraud or other material wilful misconduct by you in connection with your employment, (iv) the issue of any final instruction or order for your removal as an associate of the Company and/or officer of the Company by any Court, Tribunal Or’ regulatory authority of competent jurisdiction, (v) your violation of any obligation of confidence and/or fiduciary duty and/or duty or loyalty and/or any other material obligation owed by you to the Company as set out in this Contract of Employment or other agreement with the Company or as implied at common law, (vi) any material breach by you of the Company’s Code of Ethics, or (vii) your failure to maintain any insurance or other license or permission necessary for the proper performance of the duties of your position. Cause shall not include an immaterial, isolated instance of ordinary negligence or failure to act, whether due to an error in judgment or otherwise if your have exercised substantial efforts in good faith to perform the duties reasonably assigned or appropriate to your position.
“Change in Control” has the meaning set forth in Willis’ 2012 Equity Incentive Plan).
“Good Reason” means one or more of the following events has occurred without your written consent: (i) a material adverse diminution in your position, authority or responsibilities or the assignment to you of duties or responsibilities which are materially inconsistent with your position; provided, that, a material diminution in the foregoing shall not be deemed to have occurred solely as a result of the occurrence of a Change in Control or Willis ceasing to be a public company, so long as your position, authority or responsibilities with Willis or any successor is not otherwise materially diminished, (ii) a reduction in your· monthly base salary or Target AIP percentage; or (iii) you is required to relocate your office outside a radius of 35 miles from the current office location of the Willis Building at 51 Lime Street in London. You may not resign or otherwise terminate your employment for any reason set forth above as Good Reason unless you first notifies the Company in writing describing such Good Reason within 90 days of the first occurrence of such circumstances and, thereafter, such Good Reason is not corrected by the Company within 30 days of your written notice of such Good Reason, and you actually terminates employment within 90 days following the expiration of the Company’s 30-day cure period described above.
“Permanent Disability” has the meaning set forth in Willis’ 2012 Equity Incentive Plan),
Notwithstanding the foregoing, if it is reasonably determined by Willis that any payments or benefits that are to be paid or provided to you or for your own benefit in connection with a change of control (within the meaning of Section 280G of the Internal Revenue Code) (the ‘Payments’) would be subject to the excise tax imposed under section 4999 of the Internal Revenue Code (the ‘Excise Tax’), then such Payments shall be reduced by the smallest amount necessary in order for no portion of the Payments to be subject to the Excise Tax; provided that, no reduction in the Payments shall be made if the After Tax Amount of the Payments payable to you without such reduction would exceed the After Tax Amount of the reduced Payments payable to you. For purposes of the foregoing, the “After Tax Amount” of your Payments shall mean the amount of the Payments that you would retain after payment of all taxes (including without limitation any federal, state or local income taxes, the Excise Tax, and employment taxes) imposed with respect to such Payments. The payment reduction shall be implemented by (i) first reducing any cash severance payments, and (ii) then reducing all other payments and benefits, in each case, with amounts having later payment dates being reduced first.
Except as set forth above, your Contract of Employment will remain in full force and effect. Please acknowledge the changes to your Contract of Employment by signing and dating this letter agreement as indicated below.

Sincerely yours,

Signed:	/s/ Dominic Casserley
Name:	DOMINIC CASSERLEY
Title:	Chief Executive Officer
Signed and Acknowledged
Signed:	/s/ David Shalders
Name:	DAVID SHALDERS
Date:	MAY 1, 2014

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